SECURITIES & EXCHANGE COMMISSION
                              Washington, D.C. 20549
                             -----------------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No.    )*

                            Stone Container Corporation
                                (Name of Issuer)

                  $1.75 Series E Cumulative Convertible Exchangeable
                       Preferred Stock, $.01 par value per share
                          (Title of Class of Securities)

                                  861589307
                                (CUSIP Number)

                          Mariner Investment Group, Inc.
                           65 East 55th Street - 9th Floor
                              New York, New York 10022
                                  (212) 758-6200
                  (Name, address and telephone number of person
                 authorized to receive notices and communications)

                                  August 8, 2000
         (Date of event which requires filing of this statement)


                      (Continued on following pages)

                           (Page 1 of 35 Pages)

______________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 861589307                  13D                   Page 2 of 35 Pages
_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                            Mariner LDC     .
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                            See Item 5              (b)  [x]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            OO         See Item 3
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              Cayman Island
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                455,350
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                0
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                455,350
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                455,350	See Item 5
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                      [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                9.9%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                CO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 861589307                  13D                   Page 3 of 35 Pages
_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                         Caspian Capital Partners, L.P.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                               See Item 5           (b)  [x]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            00        See Item 3
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                166,850
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                0
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                166,850
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                166,850       See Item 5
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                      [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                3.6%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 861589307                  13D                   Page 4 of 35 Pages
_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                Mariner Investment Group, Inc.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                 See Item 5         (b)  [x]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            OO           See Item 3
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            New York
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                622,200
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                0
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                622,200
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                680,200    See Item 5
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **     See Item 5       [x]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                14.8%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                CO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 861589307                  13D                   Page 5 of 35 Pages
_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                    Mark Weissman
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                               See Item 5           (b)  [x]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            OO       See Item 3
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                  0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                  622,200
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                  0
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                622,200
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                680,200     See Item 5
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **      See Item 5      [x]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 14.8%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 861589307                  13D                   Page 6 of 35 Pages
_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                    William Michaelcheck
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                               See Item 5           (b)  [x]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            OO       See Item 3
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                  0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                  622,200
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                  0
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                622,200
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                622,200      See Item 5
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **       See Item 5     [x]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 13.5%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 861589307                  13D                   Page 7 of 35 Pages
_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                      Delta Dividend Group, Inc.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                See Item 5        (b)  [x]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                                   OO
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________
NUMBER OF     (7)  SOLE VOTING POWER
                                                0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                57,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                0
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                57,000
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 680,200      See Item 5
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **     See Item 5       [x]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 14.8%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                CO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 861589307                  13D                   Page 8 of 35 Pages
_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                  David Gale
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                  See Item 5      (b)  [x]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                                   PF, 00       See Item 3
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
_____________________________________________________________________________
NUMBER OF     (7)  SOLE VOTING POWER
                                                1,000
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                57,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                1,000
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                57,000
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                680,200     See Item 5
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **        See Item 5    [x]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 14.8%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 861589307                  13D                   Page 9 of 35 Pages

ITEM 1. SECURITY AND ISSUER.

            This statement relates to the shares of $1.75 Series E Cumulative Convertible Exchangeable Preferred Stock, par value $0.01 per share (the "Shares") of Stone Container Corporation (the "Issuer"). The Issuer's principal executive office is located at 150 North Michigan Avenue, Chicago, IL 60601.

ITEM 2. IDENTITY AND BACKGROUND.

   (a) This statement is filed by the following persons (each a "Reporting Person" and collectively the "Reporting Persons"):

        Mariner LDC, a Cayman Island limited duration corporation ("LDC");

        Caspian Capital Partners, L.P., a Delaware limited partnership ("Caspian");

        Mariner Investment Group, Inc., a New York corporation ("Mariner");

        Mark Weissman, an individual;

        William Michaelcheck, an individual;

        Delta Dividend Group, Inc., a Delaware corporation ("Delta"); and

        David Gale, an individual.

        LDC directly owns 455,350 Shares and Caspian directly owns 166,850 Shares. Mariner is the investment advisor for both LDC and Caspian and exercises the sole voting and dispositive authority over the Shares held by LDC and Caspian. Mr. Weissman is Manager of Corporate Bond Trading of Mariner and is responsible for the investment decisions made by Mariner relating to the Shares. Mr. Michaelcheck is the sole shareholder and President of Mariner. Mariner, Mr. Weissman and Mr. Michaelcheck may be deemed to share the voting and dispositive power with respect to the Shares owned by LDC and Caspian and may, therefore, be deemed to have indirect beneficial ownership of such Shares. Mariner, Mr. Weissman and Mr. Michaelcheck disclaim beneficial ownership of such Shares.

        Delta directly owns 57,000 Shares and Mr. Gale directly owns 1,000 Shares. Mr. Gale is the President of Delta and as a 49% shareholder, is the largest shareholder of Delta. Mr. Gale may be deemed to share the voting and dispositive power with respect to the Shares owned by Delta and may, therefore, be deemed to have indirect beneficial ownership of such Shares. Mr. Gale disclaims beneficial ownership of the Shares held by Delta.

        (b) The address of the principal office of LDC, Caspian, Mariner and the business address of Mr. Weissman and Mr. Michaelcheck is 65 East 55th Street, New York, New York 10022.

              The address of the principal office of Delta and the business address of Mr. Gale is 301 Pine Street, San Francisco, California 94104.

CUSIP No. 861589307                  13D                   Page 10 of 35 Pages

        (c) The principal businesses of LDC, Caspian and Mariner are to engage in investments. Mr. Weissman's principal occupation is to act as Manager of Corporate Bond Trading of Mariner. Mr. Michaelcheck's principal occupation is to serve as President of Mariner. Attached as Schedule I hereto and incorporated by reference herein is a list of the general partner of Caspian and the officers and directors of LDC and Mariner. Schedule I also sets forth the business address, occupation and citizenship of each person listed therein.

        The principal business of Delta is to engage in investments. Mr. Gale's principal occupation is to serve as President of Delta. Attached as
Schedule II hereto and incorporated by reference herein is a list of the officers and directors of Delta. Schedule II also sets forth the business address, occupation and citizenship of each person listed therein.


        Mr. Gale and Mr. Weissman also serve as directors on the board of directors of the Issuer and were appointed to such position by the holders of the majority of the outstanding Shares.

        (d) None of the persons identified in Item 2(a) or the persons identified in Schedule I and Schedule II has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last 5 years.

        (e) None of the persons identified in Item 2(a) or the persons identified in Schedule I and Schedule II was a party to any civil proceeding during the last 5 years as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Mr. Weissman, Mr. Michaelcheck and Mr. Gale are citizens of the United States.

ITEM 3.  SECURITY AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

        The Shares held by each of LDC and Caspian were purchased with funds available for investment to each such person. The Shares held by Delta were purchased with funds available for investment. The Shares owned by Mr. Gale were purchased with personal funds.

ITEM 4.   PURPOSE OF TRANSACTION.

        The Issuer, Smurfit-Stone Container Corporation, the parent of the Issuer ("Smurfit") and SCC Merger Co., a wholly-owned subsidiary of Smurfit ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement") on August 8, 2000. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer and as a result, each of the issued and outstanding Shares will be converted into the right to receive (i) one share of a newly issued 7% Series A Cumulative Exchangeable Redeemable Convertible Preferred Stock of Smurfit, par value $0.01 per share (the "Series A Preferred Stock") and (ii) an amount in cash equal to (A) the accrued and unpaid dividends in respect of such Share less (B) $0.12 (the "Merger"). The Series A Preferred Stock will be listed on the Nasdaq National Market. This summary of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement which is filed as Exhibit 1 hereto and is incorporated by reference in response to this Item 4.

CUSIP No. 861589307                  13D                   Page 11 of 35 Pages

        The consummation of the Merger will require the affirmative vote of at least two-thirds of the outstanding shares of the Issuer's common stock and the Shares, voting as a single class, and the affirmative vote of at least two-thirds of the outstanding Shares, voting as a separate class. Upon consummation of the transaction, the Shares will be delisted and both Mr. Weissman and Mr. Gale will resign as members of the Issuer's board of directors.

        Concurrently with the execution and delivery of the Merger Agreement, Mariner, Delta, Mr. Weissman and Mr. Gale (collectively the "Voting Parties") entered into a voting agreement (the "Voting Agreement") with the Issuer and Smurfit, pursuant to which the Voting Parties agreed to vote the aggregate 680,200 Shares or 14.8% of the outstanding Shares, held by them in favor of approving the Merger Agreement and the Merger. This summary of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement which is filed as Exhibit 2 hereto and is incorporated by reference in response to this Item 4.

        No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions set forth herein.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

        (a) The number of Shares beneficially owned as stated herein is given as of September 26, 2000 and the percentage of outstanding shares is based on 4,599,300 Shares outstanding reported in Amendment No. 1 to Schedule 13E-3 of the Issuer, filed on September 20, 2000 (the "Outstanding Shares").

        LDC is the direct beneficial owner of 455,350 Shares, representing
approximately 9.9% of the Outstanding Shares.   Caspian is the direct
beneficial owner of 166,850 Shares, representing approximately 3.6% of the Outstanding Shares.

        Mariner is the investment advisor for both LDC and Caspian and exercises sole voting and dispositive authority over the Shares held directly by LDC and Caspian. Mr. Weissman is Manager of Corporate Bond Trading and is responsible for the investment decisions Mariner makes related to the Shares. Mr. Michaelcheck is the President and sole shareholder of Mariner. By virtue of these relationships, Mariner, Mr. Weissman and Mr. Michaelcheck may be deemed to have indirect ownership of the Shares beneficially owned directly by LDC and Caspian. Mariner, Mr. Weissman and Mr. Michaelcheck disclaim all such beneficial ownership.

        Delta is the direct beneficial owner of 57,000 Shares, representing approximately 1.2% of the Outstanding Shares. Mr. Gale is the direct beneficial owner of 1,000 Shares. Mr. Gale is the President of Delta and as a 49% shareholder, is the largest shareholder of Delta. By virtue of this relationship, Mr. Gale may be deemed to have indirect beneficial ownership of the Shares beneficially owned directly by Delta. Mr. Gale disclaims beneficial ownership of the Shares held by Delta.

CUSIP No. 861589307                  13D                   Page 12 of 35 Pages


        The response to Item 4 above is incorporated by reference in response to this Item 5. On August 8, 2000, the Voting Parties entered into a voting agreement with the Issuer and Smurfit pursuant to which the Voting Parties agreed to vote the aggregate 680,200 Shares owned by them in favor of the Merger Agreement and the Merger. By entering into the Voting Agreement, the Voting Parties may be deemed to have formed a group for purposes of Section 13(d) and each of the Voting Parties may be deemed the beneficial owner of the aggregate 680,200 Shares beneficially owned by the Voting Parties in the aggregate. Each Voting Party disclaims the existence of a group or group ownership of the Shares held by each other Voting Party.

        (b) LDC has the shared power to vote and direct the disposition of the 455,350 Shares, and Caspian has the shared power to vote and direct the disposition of 166,850 Shares. By virtue of the relationships described in
Item 5(a) above, Mariner, Mr. Weissman and Mr. Michaelcheck may be deemed to have the shared power to vote and direct the disposition of the Shares beneficially owned directly by LDC and Caspian.

        Delta has the shared power to vote and direct the disposition of 57,000 Shares and Mr. Gale has the sole power to vote and direct the disposition of 1,000 Shares. By virtue of the relationship described in Item 5(a) above, Mr. Gale may be deemed to have the shared power to vote and direct the disposition of the Shares beneficially owned directly by Delta.

        By virtue of the relationship described in Item 5(a) and Item 4 above, the Voting Parties may be deemed to have the shared power to vote the 680,200 Shares beneficially owned by the Voting Parties in the aggregate. However, each Voting Party disclaims the existence of a group or group ownership of the Shares held by each other Voting Party.

        (c) None of the persons named in response to Item 5(a) effected any transactions in the securities of the Issuer during the past 60 days.

        (d)   Not applicable.

        (e)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The response to Item 4 above is incorporated by reference in response to this Item 6. In connection with the Merger contemplated by the Merger Agreement, the Voting Parties have entered into a voting agreement with the Issuer and Smurfit to vote in favor of the Merger Agreement and the Merger.
The Merger Agreement is filed as Exhibit 1 and the Voting Agreement is filed as
Exhibit 2 hereto and are incorporated by reference in response to this Item 6.

CUSIP No. 861589307                  13D                   Page 13 of 35 Pages


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit A       Joint Filing Agreement pursuant to Rule 13d-1(k)

        Exhibit 1 Agreement and Plan of Merger, among the Issuer, Smurfit and Merger Sub dated as of August 8, 2000.

        Exhibit 2 Voting Agreement, among the Issuer, Smurfit, Mariner, Delta, Mr. Weissman and Mr. Gale dated as of August 8, 2000.

CUSIP No. 861589307                  13D                   Page 14 of 35 Pages

                                  SIGNATURES

     After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  September 26, 2000

                                   Mariner LDC

                                      By: /s/ Charles R. Howe, II
                                          --------------------------------
                                          Charles R. Howe, II
                                          Director

                                   Caspian Capital Partners, L.P.

                                   By:  Caspian Capital Advisors, LLC, its
                                        general partner

                                      By: /s/ Mark Weissman
                                          --------------------------------
                                          Mark Weissman
                                          Managing Member

                                   Mariner Investment Group, Inc.

                                      By: /s/ Mark Weissman
                                          --------------------------------
                                          Mark Weissman
                                          Manager of Corporate Bond Trading

                                   Delta Dividend Group, Inc.

                                      BY: /s/ David Gale
                                          --------------------------------
                                          David Gale
                                          President

                                      /s/ Mark Weissman
                                   ---------------------------------------
                                   MARK WEISSMAN, as an individual

                                      /s/ William Michaelcheck
                                   ---------------------------------------
                                   WILLIAM MICHAELCHECK, as an individual

                                      /s/ David Gale
                                   ---------------------------------------
                                   DAVID GALE, as an individual

CUSIP No. 861589307                  13D                   Page 15 of 35 Pages


                                  SCHEDULE I


     The business address of each of the persons named below is 65 East 55th Street, New York, New York 10022. Each natural person is a citizen of the United States.


I.    Mariner LDC

      Executive Officers and Directors:

      Name                              Position

      Christopher Wetherhill            Director
      Charles R. Howe, II               Director
      Christine Perinchief              Secretary
      Tammy J. Robinson                 Assistant Secretary
      Quin & Hampson Corporate
          Services, Ltd                 Assistant Secretary


II.   Caspian Capital Partners, L.P.

      General Partner:
      Caspian Capital Advisors, LLC, a Delaware limited liability company

          Mark Weissman, Managing Member of Caspian Capital Partners, LLC



III.  Mariner Investment Group, Inc.

      Executive Officers and Directors:

      Name                              Position

      William J. Michaelcheck           President/Director
      Charles R. Howe, II               Treasurer

CUSIP No. 861589307                  13D                   Page 16 of 35 Pages



                                 SCHEDULE II


     The business address of each of the persons named below is 301 Pine Street, San Francisco, California 94104. Each person is a citizen of the United States.


I.   Delta Dividend Group, Inc.

       Executive Officers and Directors:

       Name                       Position

       David Gale                 President and Director
       Traci A. Hill              Assistant Secretary and Director
       Jeffrey Brown              Director

CUSIP No. 861589307                  13D                   Page 17 of 35 Pages



                                 EXHIBIT A

                           JOINT FILING AGREEMENT
                          PURSUANT TO RULE 13d-1(k)


          Mariner LDC, Inc., Caspian Capital Partners, L.P., Mariner Investment Group, Inc., Mark Weissman, William Michaelcheck, Delta Dividend Group, Inc. and David Gale (hereinafter collectively referred to as the "Reporting Persons") each hereby agrees to file jointly a Schedule 13D and any amendments thereto relating to the $1.75 Series E. Cumulative Convertible Exchangeable Preferred Stock, par value $0.01 per share of Stone Container Corporation, a Delaware corporation, as permitted by Rule 13d-1 of the Securities Exchange Act of 1934, as amended. Each of the Reporting Persons agrees that the information set forth in such Schedule 13D and any amendments thereto with respect to such person will be true, complete and correct as of the date of such Schedule 13D or such amendment to the best of such Person's knowledge and belief after reasonable inquiry. Each of the Reporting Persons makes no representation as to the accuracy or adequacy of the information set forth in such Schedule 13D and any amendments thereto with respect to any other Reporting Person. Each of the Reporting Persons shall promptly notify the other Reporting Persons if any of the information set forth in such
Schedule 13D shall be or become inaccurate in any material respect or if he or it learns of information which would require an amendment to such Schedule 13D.


          IN WITNESS WHEREOF, the parties hereto have set forth their hand as of the 26th day of September, 2000.


                                   Mariner LDC


                                      By: /s/ Charles R. Howe, II
                                          --------------------------------
                                          Charles R. Howe, II
                                          Director


                                   Caspian Capital Partners, L.P.

                                   By:  Caspian Capital Advisors, LLC, its
                                        general partner

                                      By: /s/ Mark Weissman
                                          ---------------------------------
                                          Mark Weissman
                                          Managing Member

CUSIP No. 861589307                  13D                   Page 18 of 35 Pages



                                   Mariner Investment Group, Inc.

                                      By: /s/ Mark Weissman
                                          ---------------------------------
                                          Mark Weissman
                                          Manager of Corporate Bond Trading

                                   Delta Dividend Group, Inc.

                                      BY: /s/ David Gale
                                          ---------------------------------
                                          David Gale
                                          President

                                      /s/ Mark Weissman
                                   ---------------------------------------
                                   MARK WEISSMAN, as an individual


                                      /s/ William Michaelcheck
                                   ---------------------------------------
                                   WILLIAM MICHAELCHECK, as an individual


                                      /s/ David Gale
                                   ---------------------------------------
                                   DAVID GALE, as an individual

CUSIP No. 861589307                  13D                   Page 19 of 35 Pages



EXHIBIT 1








                         AGREEMENT AND PLAN OF MERGER

                                    AMONG

                     SMURFIT-STONE CONTAINER CORPORATION,

                                SCC MERGER CO.,

                                     AND

                          STONE CONTAINER CORPORATION



                               AUGUST 8, 2000

CUSIP No. 861589307                  13D                   Page 20 of 35 Pages


                     AGREEMENT AND PLAN OF MERGER

         This AGREEMENT AND PLAN OF MERGER ("Agreement") is made and entered into as of August 8, 2000 by and among Smurfit-Stone Container Corporation, a Delaware corporation ("SSCC"), SCC Merger Co., a Delaware corporation and a wholly-owned subsidiary of SSCC ("Sub"), and Stone Container Corporation, a Delaware corporation ("Stone").

                                RECITALS

         A. The parties to this Agreement believe it is in the best interests of each company and the stockholders of SSCC that Sub merge with and into Stone pursuant to which Stone shall continue as the surviving corporation and as a wholly-owned subsidiary of SSCC (the "Merger").

         B. Pursuant to the Merger, among other things, each of the issued and outstanding shares of $1.75 Series E Cumulative Convertible Exchangeable Preferred Stock, $.01 par value per share, of Stone (the "Series E Preferred Stock") shall be converted into the right to receive (i) one Series A Preferred Share of SSCC (as defined below) and (ii) the Cash Consideration (as defined below) as provided herein.

         C. As a condition to, and in connection with the execution of this Agreement, certain holders of the Series E Preferred Stock have entered into a Voting Agreement with SSCC in the form attached hereto as Exhibit A.

         D. The parties to this Agreement desire to make certain representations, warranties, covenants and other agreements in connection with the Merger.

         NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

                              ARTICLE I
                             THE MERGER

         1.1 The Merger. At the Effective Time and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the Delaware General Corporation Law (the "DGCL"), Sub shall be merged with and into Stone, and the separate corporate existence of Sub shall cease, Stone shall continue as the surviving corporation and as a wholly-owned subsidiary of SSCC following the Merger. Stone, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the "Surviving Corporation."

         1.2 Closing; Effective Time. Unless it is earlier terminated pursuant to Section 6.1 below, the closing of the Merger (the "Closing")

CUSIP No. 861589307                  13D                   Page 21 of 35 Pages

will take place no later than three business days after the satisfaction or, if permissible, waiver of the conditions set forth in Article V, at the offices of Winston & Strawn, 35 West Wacker Drive, Chicago, Illinois 60601, at 10:00 a.m. (Chicago time). The date upon which the Closing actually occurs is herein referred to as the "Closing Date." On the Closing Date, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger in the form required by the DGCL with the Secretary of State of Delaware (the "Certificate of Merger"), in accordance with the relevant provisions of the DGCL (the time of acceptance by the Secretary of State of Delaware of such filing being referred to herein as the "Effective Time").

         1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise provided herein, all the property, assets, rights, privileges, powers and franchises of Stone and Sub shall vest in the Surviving Corporation, and all debts, liabilities, duties and obligations of Stone and Sub shall become the debts, liabilities, duties and obligations of the Surviving Corporation.

         1.4  Certificate of Incorporation; Bylaws.

              (a) At the Effective Time, the Certificate of Incorporation of Sub shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Certificate of Incorporation.

              (b) At the Effective Time, the Bylaws of Sub shall be the Bylaws of the Surviving Corporation until thereafter amended as provided therein.

         1.5 Directors and Officers. The directors of Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation. The officers of Stone immediately prior to the Effective Time (with the exception of those individuals above) shall be the initial officers of the Surviving Corporation each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation.

         1.6  Merger Consideration; Exchange Procedures.

              (a) Merger Consideration. Each share of Series E Preferred Stock of Stone (each a "Series E Preferred Share") that is issued and outstanding immediately prior to the Effective Time shall become and be converted into the right to receive (i) an amount in cash equal to (A) the accrued and unpaid dividends in respect of such share as of the Effective Time less (B) $0.12 ( the "Cash Consideration") and (ii) one share of 7% Series A Cumulative Exchangeable Redeemable Convertible Preferred Stock of SSCC, par value $0.01 per share, (each a "Series A Preferred Share" and, in the aggregate, the "Series A

CUSIP No. 861589307                  13D                   Page 22 of 35 Pages

Preferred Shares"), which shares shall be issued at Closing (the "Share Consideration" and together with the Cash Consideration, the "Merger Consideration").

              (b) Exchange Procedures. At the Effective Time, SSCC shall deposit with an exchange agent (the "Exchange Agent") (as directed pursuant to a disbursement letter executed by the Exchange Agent), to distribute to the holders of the Series E Preferred Shares (the "Series E Stockholders"), the aggregate amount of the Merger Consideration. The Exchange Agent shall deliver the Merger Consideration to the Series E Stockholders in accordance with the provisions of the Exchange Agreement.

              (c) Cancellation of Series E Preferred Shares. From and after the Effective Time all Series E Preferred Shares shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a Certificate representing any such Series E Preferred Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration represented by such Certificate.

         1.7 Surrender of Certificates. The Exchange Agent shall deliver the Merger Consideration contemplated to be paid to the Series E Stockholders pursuant to Section 1.6 hereof in accordance with the terms of the Exchange Agreement to be entered into on the Closing Date between SSCC and the Exchange Agent (the "Exchange Agreement"). Within five (5) days after the Effective Time, SSCC shall instruct the Exchange Agent to mail to each holder of record of a certificate representing outstanding Series E Preferred Shares (the "Certificates") (1) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass only upon proper delivery by such Series E Stockholder of his or its Certificates to the Exchange Agent) and (2) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration contemplated to be paid to the Series E Stockholders pursuant to Section 1.6 hereof. Upon surrender of a Certificate to the Exchange Agent for cancellation, the holder of such Certificate shall be entitled to receive in exchange therefor (i) the Cash Consideration represented by such Certificate as set forth above which shall be payable upon such proper surrender and (ii) the Share Consideration which shall be delivered upon such proper surrender, which Cash Consideration shall be payable as set forth in Section 1.6 hereof, in each case by the Exchange Agent by delivery of a certified or bank cashier's check and which Share Consideration shall be delivered via certified mail, and the Certificate so surrendered shall forthwith be canceled upon delivery thereof to the Exchange Agent. No interest will be paid or accrued on any cash payable to holders of Certificates. In the event of a transfer of ownership of Series E Preferred Shares which is not registered in the transfer records of Stone, payment may be made to a transferee if the Certificate representing such Series E Preferred Shares is presented to SSCC, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid.

CUSIP No. 861589307                  13D                   Page 23 of 35 Pages

         1.8 No Further Ownership or Other Rights in Series E Preferred Shares. From and after the Effective Time, each Certificate, until surrendered as contemplated by Section 1.7, shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration which the holder thereof has the right to receive in respect of such Certificate pursuant to this Article I. The payments to be made to Series E Stockholders in the manner set forth in Section 1.6 in accordance with the terms hereof shall be deemed to have been in full satisfaction of all rights pertaining to Series E Preferred Shares represented by such Certificates and there shall be no further registration of transfers on the appropriate transfer books of the Surviving Corporation of Series E Preferred Shares which were outstanding immediately prior to the Effective Time. Subject to applicable law, Certificates presented after the Effective Time to the Surviving Corporation shall be canceled and exchanged as provided herein.

         1.9 Lost, Stolen and Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by SSCC, the posting by such Person of a bond in such reasonable amount as SSCC may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Surviving Corporation will issue in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

         1.10 Effect of Merger on Capital Stock of Sub. At the Effective Time, each share of Sub's common stock, $0.01 par value per share that is issued and outstanding immediately prior to the Effective Time, shall, by virtue of the Merger and without any action on the part of SSCC, Sub, or Stone, be converted automatically into and exchanged for one share of common stock of the Surviving Corporation.

         1.11 Effect of Merger on Common Stock of Stone. At the Effective Time, each share of Stone's common stock, $0.01 par value per share that is issued and outstanding immediately prior to the Effective Time, shall remain outstanding as the common stock of the Surviving Corporation and shall be unaffected by the Merger.

                              ARTICLE II
                        PRE-CLOSING COVENANTS

         The parties to this Agreement covenant as follows with respect to the period between the execution of this Agreement and the Closing.

         2.1 General. Each of the parties will use its commercially reasonable efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Article V below).

CUSIP No. 861589307                  13D                   Page 24 of 35 Pages

         2.2 Notices and Consents. Each of the parties shall give any notices to third parties, and will use commercially reasonable efforts to obtain any third party consents that are necessary to vest in the Surviving Corporation all right, title and interest of Sub and Stone or that any of the parties may reasonably request in connection with the matters referred to herein. Each of the parties will give any notices to, make any filings with, and use commercially reasonable efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies necessary or desirable in connection with the matters referred to herein.

                             ARTICLE III
                REPRESENTATIONS AND WARRANTIES OF STONE

         Stone hereby represents and warrants to SSCC and Sub that the statements contained in this Article III are correct and complete as of the date of this Agreement and, unless such statement shall refer to a date other than the date of this Agreement, will be correct and complete as of the Closing Date.

         3.1 Organization. Stone is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware.

         3.2 Corporate Authority. Stone has full corporate power and authority to enter into this Agreement and this Agreement constitutes the valid and legally binding obligation of Stone, enforceable in accordance with its terms and conditions.

         3.3 Opinion of Financial Advisor. Stone has received the opinion of its financial advisor, dated as of the date of this Agreement, to the effect that, as of the date of this Agreement, the Merger Consideration to be received in the Merger by the holders of the Series E Preferred Shares is fair to such holders from a financial point of view. A complete and correct signed copy of such opinion will be delivered to SSCC as soon as practicable after the date of this Agreement, and such opinion has not been withdrawn or modified.

         3.4 Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will: (a) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Stone is subject or any provision of its charter or bylaws; or (b) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Stone is a party or by which it is bound or to which any of its assets is subject, which (in either case of clause (a) or clause (b)) would have a material adverse effect on the business, financial condition, operations, or results of operations of Stone.

CUSIP No. 861589307                  13D                   Page 25 of 35 Pages


                                ARTICLE IV
               REPRESENTATIONS AND WARRANTIES OF SSCC AND SUB

         SSCC and Sub hereby represent and warrant to Stone that the statements contained in this Article IV are correct and complete as of the date of this Agreement and, unless such statement shall refer to a date other than the date of this Agreement, will be correct and complete as of the Closing Date.

         4.1 Organization. SSCC and Sub are each corporations duly organized, validly existing and in good standing under the laws of the state of Delaware.

         4.2 Corporate Authority. Each of SSCC and Sub has full corporate power and authority to enter into this Agreement and this Agreement constitutes the valid and legally binding obligation of Stone, enforceable in accordance with its terms and conditions.

         4.3 Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will: (a) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which SSCC or Sub is subject or any provision of their charter or bylaws; or (b) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which SSCC or Sub is a party or by which they are bound or to which any of their assets is subject, which (in either case of clause (a) or clause (b)) would have a material adverse effect on the business, financial condition, operations, or results of operations of SSCC or Sub.

                              ARTICLE V
                  CONDITIONS TO OBLIGATION TO CLOSE

         5.1 Conditions Precedent to the Obligations of Stone. All obligations of Stone hereunder are subject to the fulfillment, to the satisfaction of Stone and its legal counsel, prior to or at the Closing, of each of the following conditions (any or all of which may be waived by Stone in its sole discretion).

              (a) The representations and warranties of SSCC and Sub set forth in Article IV above shall be true and correct in all material respects at and as of the Closing Date.

              (b) The Series E Stockholders shall have approved this Agreement and the Merger and the transactions contemplated thereby in accordance with the terms of the DGCL and the certificate of incorporation and the bylaws of Stone.

CUSIP No. 861589307                  13D                   Page 26 of 35 Pages


              (c) Any and all notices, filings, authorizations, consents and approvals of any federal, state, local or foreign governmental entity necessary to consummate the transactions contemplated by this Agreement shall have been given, made or obtained by the parties hereto.

              (d) The Certificate of Designation setting forth the rights and preferences of the holders of the Series A Preferred Shares shall have been filed with the Secretary of State of Delaware in substantially the form attached as Exhibit B hereto and in accordance with the relevant provisions of the DGCL.

              (e) The Series A Preferred Shares shall have been accepted for quotation on the Nasdaq National Market, subject to official notice of issuance.

              (f) The Form S-4 Registration Statement registering the Series A Preferred Shares shall have been declared effective by the Securities and Exchange Commission (the "Commission"). No stop order suspending the effectiveness of the Form S-4 Registration Statement shall have been issued by the Commission and no proceedings for that purpose shall have been initiated or threatened by the Commission.

              (g) No material adverse effect on the business, financial condition, operations, prospects or results of operations of SSCC (other than a material adverse effect of SSCC resulting solely from a material adverse effect of Stone) shall be or shall have been existing.

              (h) Neither SSCC nor Sub shall be subject to any outstanding injunction, judgment, order, decree, ruling or charge or a party to or, to its knowledge, has been threatened to be made a party to any action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand of, in or before any court or quasi judicial or administrative agency of any federal, state, local or foreign jurisdiction or before any arbitrator which would prevent or forbid the consummation of the transactions contemplated by this Agreement.

         5.2 Conditions Precedent to the Obligations of SSCC and Sub. All obligations of SSCC and Sub hereunder are subject to the fulfillment, to the satisfaction of SSCC and its legal counsel, prior to or at the Closing, of each of the following conditions (any or all of which may be waived by SSCC in its sole discretion).

              (a)  The representations and warranties of Stone set forth in
Article III above shall be true and correct in all material respects at and as of the Closing Date.

              (b) The Series E Stockholders shall have approved this Agreement and the Merger and the transactions contemplated thereby in accordance with the terms of the DGCL and the certificate of incorporation and the bylaws of Stone.

CUSIP No. 861589307                  13D                   Page 27 of 35 Pages


              (c) Any and all notices, filings, authorizations, consents and approvals of any federal, state, local or foreign governmental entity necessary to consummate the transactions contemplated by this Agreement shall have been given, made or obtained by the parties hereto.

              (d) No material adverse effect on the business, financial condition, operations, prospects or results of operations of Stone shall be or shall have been existing.

              (e) The Form S-4 Registration Statement registering the Series A Preferred Shares shall have been declared effective by the Commission. No stop order suspending the effectiveness of the Form S-4 Registration Statement shall have been issued by the Commission and no proceedings for that purpose shall have been initiated or threatened by the Commission.

              (f) Stone shall not be or have been subject to any outstanding injunction, judgment, order, decree, ruling or charge or a party to or, to its knowledge, has been threatened to be made a party to any action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand of, in or before any court or quasi judicial or administrative agency of any federal, state, local or foreign jurisdiction or before any arbitrator which would prevent or forbid the consummation of the transactions contemplated by this Agreement.

                               ARTICLE VI
                              TERMINATION

         6.1  Termination of Agreement.

              (a) The parties may terminate this Agreement by mutual written consent at any time prior to the Closing.

              (b)  In addition, either party may terminate the Agreement if:
(i) the Series E Stockholders do not adopt the Agreement; (ii) a law or regulation makes the transaction illegal or any order or injunction permanently prohibits the transaction; or (iii) the other party breaches its representations, warranties or other obligations under the Agreement in any material respect and does not or cannot cure the breach.

              (c) In addition, (i) Stone may, in its sole discretion, terminate the Agreement if any of the conditions set forth in Section 5.1 above cannot be satisfied on or prior to December 31, 2000; and (ii) SSCC may, in its sole discretion, terminate the Agreement if any of the conditions set forth in Section 5.2 above cannot be satisfied on or prior to December 31, 2000; provided, however, that the right to terminate this Agreement under this
Section 6.1(c) shall not be available to any party whose failure to fulfill any of its obligations under this Agreement has been the cause of, or resulted in, the failure of the other party to satisfy the conditions set forth in
Article V above.

CUSIP No. 861589307                  13D                   Page 28 of 35 Pages


                              ARTICLE VII
                             MISCELLANEOUS

         7.1 No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the parties named herein and their respective successors and permitted assigns.

         7.2 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the parties and supersedes any prior understandings, agreements, or representations by or among the parties, written or oral, to the extent they related in any way to the subject matter hereof.

         7.3 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective successors and permitted assigns.

         7.4 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

         7.5 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

         7.6 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by SSCC, Sub and Stone. No waiver by any party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

         7.7 Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to principles of conflicts of laws.

         7.8 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. The parties further agree to replace such invalid or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business or other purposes of the invalid or unenforceable provision.

         7.9 Incorporation of Exhibits. The Exhibits identified in this Agreement are incorporated herein by reference and made a part hereof.
                        [signature page follows]

CUSIP No. 861589307                  13D                   Page 29 of 35 Pages


         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                              SSCC:

                              SMURFIT-STONE CONTAINER CORPORATION,
                              a Delaware corporation

                              By:    /s/ Craig A. Hunt

                              Name:  Craig A. Hunt
                              Title: Vice President, General Counsel and
                                     Secretary

                              SUB:

                              SCC MERGER CO., a Delaware corporation
                              and a wholly-owned subsidiary of SSCC

                              By:    /s/ Craig A. Hunt

                              Name:  Craig A. Hunt
                              Title: Vice President, General Counsel and
                                     Secretary

                              STONE:

                              STONE CONTAINER CORPORATION, a Delaware
                              corporation

                              By:    /s/ Craig A. Hunt

                              Name:  Craig A. Hunt
                              Title: Vice President, General Counsel and
                                     Secretary

CUSIP No. 861589307                  13D                   Page 30 of 35 Pages


EXHIBIT 2




                                        August 8, 2000




Smurfit-Stone Container Corporation
150 North Michigan Avenue
Chicago, Illinois  60601
Attention:  Craig A. Hunt

Stone Container Corporation
150 North Michigan Avenue
Chicago, Illinois 60601
Attention:  Craig A. Hunt

Ladies and Gentlemen:

          Each of the undersigned understands that Smurfit-Stone Container Corporation, a Delaware corporation (the "Parent"), SCC Merger Co., a Delaware corporation and wholly-owned subsidiary of the Parent ("Merger Sub"), and Stone Container Corporation, a Delaware corporation (the "Company"), are entering into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), providing for, among other things, a merger of Merger Sub with and into the Company (the "Merger"), in which all of the outstanding shares of $1.75 Series E Cumulative Convertible Exchangeable Preferred Stock, par value $0.01 per share, of the Company (the "Series E Shares") will be exchanged for (i) 7% Series A Cumulative Exchangeable Redeemable Convertible Preferred Stock, par value $0.01 per share, of the Parent (the "Series A Shares") and (ii) certain cash consideration as more specifically set forth in the Merger Agreement. Terms that are defined in the Merger Agreement but that are not defined in this letter agreement will have the meaning ascribed to them in the Merger Agreement.

          Each of the undersigned is a holder of certain of the Series E Shares (each a "Series E Shareholder", and together with all other holders of the Series E Shares, the "Series E Shareholders") and is entering into this letter agreement to induce you to enter into the Merger Agreement and to consummate the transactions contemplated thereby.

          Each of the undersigned confirms its agreement with you as follows:

          1. The undersigned represents, warrants and agrees that Schedule I annexed hereto sets forth the number of Series E Shares of which the undersigned is the beneficial owner. The undersigned represents, warrants and
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CUSIP No. 861589307                  13D                   Page 31 of 35 Pages
agrees that, as of the date hereof, the undersigned owns such shares free and clear of all voting agreements and commitments of every kind.

          2. The undersigned represents and warrants that the undersigned has all necessary power and authority to enter into this letter agreement, and that this agreement is the legal, valid and binding agreement of the undersigned, and is enforceable against the undersigned in accordance with its terms.

          3. The undersigned represents and warrants that (A) no filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority is necessary for the execution of this letter agreement by the undersigned and the consummation by the undersigned of the transactions contemplated hereby and (B) none of the execution and delivery of this letter agreement by the undersigned, the consummation by the undersigned of the transactions contemplated hereby or compliance by the undersigned with any of the provisions hereof shall (i) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration of any obligation or to a loss of a material benefit) under any of the terms, conditions or provisions of any contract, agreement or arrangement to which the undersigned is a party or by which the undersigned may be bound, or (ii) violate any law, order, injunction, judgment, decree or award of any court, or quasi judicial or administrative agency of any federal, state, local or foreign jurisdiction or arbitrator.

          4. The undersigned agrees that, so long as the Merger is consummated on or before December 31, 2000, it will not, and will not agree to, contract to sell or otherwise transfer or dispose of any of the Series E Shares, other than (A) pursuant to the Merger or (B) with your prior written consent; provided, however, that nothing herein shall prevent the sale, transfer, pledge, encumbrance, assignment or other disposition of any of such Series E Shares, provided that the purchaser, transferee, pledgee or assignee thereof agrees in writing to be bound by the terms of this letter agreement.

          5. The undersigned agrees that, so long as the Merger is consummated on or before December 31, 2000, all of the Series E Shares that are beneficially owned by the undersigned at the record date for any meeting of the Series E Shareholders called to consider and vote to approve the Merger Agreement, the Merger and other transactions contemplated by the Merger Agreement will be voted by the undersigned in favor thereof.

          6. The undersigned agrees to cooperate fully with you in connection with the Merger Agreement and the transactions contemplated thereby. The undersigned and the Parent agree that all Covered Legal Fees (as defined below) incurred by the undersigned in connection with the Merger Agreement and the transactions contemplated thereby shall be borne by the Parent.


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CUSIP No. 861589307                  13D                   Page 32 of 35 Pages

          As used herein, "Covered Legal Fees" shall mean legal fees and expenses of Schulte Roth & Zabel L.L.P.; provided, however, that in no event shall such Covered Legal Fees exceed $225,000.

          7. Each of the undersigned agrees that at the Effective Time all restricted stock agreements, registration rights agreements and shareholders' agreement with the Company to which the undersigned is a party shall terminate and be of no further force and effect, and the undersigned shall enter into further documentation as requested by the Parent to evidence such termination prior to the Effective Time.

          8. Each of the undersigned agrees to surrender all Series E Shares of which it has beneficial ownership in exchange for the Merger Consideration in the manner described in the Merger Agreement.

          9. In the event any of the undersigned is a director of the Company, notwithstanding anything to the contrary in this letter agreement, nothing in this letter agreement is intended or shall be construed to require any of the undersigned to take or in any way limit any action that any of the undersigned may take to discharge his fiduciary duties as a director of the Company; provided, however, that no such duty shall excuse the undersigned as a stockholder of the Parent from its obligations as a stockholder of the Parent to vote their Series E Shares, to the extent that they may be so voted, or otherwise perform any obligation as herein provided and to otherwise comply with the terms and conditions of this letter agreement.

          10. This letter agreement may be terminated at the option of any party hereto at any time after the earliest of (a) termination of the Merger Agreement in accordance with its terms, and (b) the day following the Effective Time, provided that the obligations of the Parent under paragraphs 12 and 13 shall survive the termination of this letter agreement under this clause (b). Notwithstanding any other provision hereof, this letter agreement shall terminate automatically on the date of the termination of the Merger Agreement.

          11. The Parent and the Company each agree that, absent the prior written consent of the undersigned, it will not amend, modify or waive any provision of the Merger Agreement if such amendment, modification or waiver would adversely affect the rights of the holders of the Series E Shares. Without limiting the foregoing, the Parent and the Company each agree that it will not terminate the Merger Agreement pursuant to Section 6.1(a) thereof without the prior written consent of the undersigned. Nothing contained in this Paragraph 11 will limit the ability of the Parent or the Company to exercise its rights to terminate the Merger Agreement in accordance with Sections 6.1(b) or (c) thereof.

          12. The Parent agrees that its board of directors shall, from time to time, authorize additional shares of Series A Shares as necessary to ensure
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CUSIP No. 861589307                  13D                   Page 33 of 35 Pages
that, at all times, shares of Series A Shares are available to pay unpaid dividend obligations under Section 2 of the Certificate of Designation, to the extent not paid in cash.

          13. The Parent agrees that it shall use commercially reasonable efforts to maintain the Series A Preferred Stock listed on the Nasdaq National Market or a national securities exchange for as long as any Series A Preferred Stock is outstanding.

          14. The Parent acknowledges that, to the best of its knowledge, the representations and warranties made in Article IV of the Merger Agreement are true and correct in all material respects as of the date hereof. The Company acknowledges that, to the best of its knowledge, the representations and warranties made in Article III of the Merger Agreement are true and correct in all material respects as of the date hereof.

          15. This letter agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without reference to principles of conflicts of law. This letter agreement may be executed in any number of counterparts and by the parties hereto on separate counterparts but all such counterparts shall together constitute one and the same letter agreement.

                           [signature page follows]
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CUSIP No. 861589307                  13D                   Page 34 of 35 Pages

          Please confirm that the foregoing correctly states the understanding between us and you by signing and returning to us a counterpart hereof.

                                    Very truly yours,

                                    MARINER INVESTMENT GROUP INC.

                                    By: /s/ Mark Weissman
                                         ----------------------------------
                                    Name: Mark Weissman
                                    Title: Manager


                                    DELTA DIVIDEND GROUP, INC.

                                    By: /s/ David Gale
                                         ---------------------------------
                                    Name: David Gale
                                    Title: President

                                     /s/ Mark Weissman
                                    --------------------------------------
                                    Mark Weissman

                                     /s/ David Gale
                                    --------------------------------------
                                    David Gale

Confirmed as of the date
first above written:

SMURFIT-STONE CONTAINER CORPORATION

By:  /s/ Craig Hunt
      -----------------------------
Name: Craig Hunt
Title: Vice President, General Counsel and Secretary

STONE CONTAINER CORPORATION

By:  /s/ Craig Hunt
      -----------------------------
Name:  Craig Hunt
Title: Vice President, General Counsel and Secretary

CUSIP No. 861589307                  13D                   Page 35 of 35 Pages

Page 6
                                  SCHEDULE I


                                     Number of Series E Cumulative Convertible
         Stockholder                       Exchangeable Preferred Shares
Mariner Investment Group Inc.                        622,200
Delta Dividend Group, Inc.                            57,000
Mark Weissman                                        622,200
David Gale                                            58,000








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